Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: This communication was distributed by AMR Corporation to certain employees on February 20, 2013 via e-mail and AMR Corporation’s intranet. The content of the communication under the AA System News header was excerpted from a The Wall Street Journal story first published on February 19, 2013, and a Tulsa World story first published on February 20, 2013.

Wednesday, February 20, 2013

DAILY DISPATCH

A PUBLICATION OF AA M&E COMMUNICATIONS

ALL OPS: Merger Communications – In the past, M&E Communications has always tried to bring information to our Operations employees about everything that affects you in your work environment, even when those topics are difficult, e.g. bankruptcy and restructuring. Occasionally, leaders have asked us not to communicate about a topic that is detrimental to the process or creates a situation that harms the relationship between American Airlines and other organizations. For example, occasionally, there are interactions with the FAA that we do not publish. We did not publish details about negotiations surrounding the collective bargaining agreements between American Airlines and the Transport Workers Union. We find ourselves in a similar situation regarding communications about the proposed merger between American Airlines and US Air.

Once American and US Air announced their intent to merge, both companies were subject to many legal restrictions regarding what the two could communicate. Additionally, what can be communicated must be filed under the provisions of what is termed a "Rule 425". The requirements under this rule are arduous and require daily legal review and the filing of those documents on the same day. For example, New Jetnet requires a daily review and 425 filing.

After discussion with our legal representatives, management decided that the 425 process for *Daily Dispatch* was simply too cumbersome and expensive. Accordingly, today is the last issue that will discuss merger activities. While the M&E Communications team is disappointed that they will not be a source for you about the proposed merger, the team wants its readers to remember that there are other sources for news and information regarding merger activities. Go to https://newjetnet.aa.com/community/merger for a wealth of information. Information changes frequently, so visit the site often to remain updated as American and US Air work through this process. *(David Lee Stewart, Manager M&E Communications)*

OPERATIONS NEWS

ALL OPS: New Jetnet – Boeing 777 Engine Change at AFW – Ever wonder what it takes to replace an aircraft engine? This time-lapsed video will give you an idea. Click or enter AA Boeing 777 Engine Change at AFW in the search box at the top right of the new Jetnet. *(M&E Communications)*


Boeing 777 Engine Change

ALL M&E: My Boeing Fleet Account Assistance Transition – If you are a My Boeing Fleet Account user, please be aware that all requests for My Boeing Fleet accounts, as well as requests for My Boeing Fleet assistance or password resets, should be directed to Sheri McCrandall, Electronic Access Focal. Sheri can be reached at (918) 292-2923 or Sheri.Mccrandall@aa.com. *(M&E Publications – Internal Manuals)*

ORD: Cold Weather Procedures – Chicago O'Hare International Airport is one of the coldest stations that American Airlines has in Aircraft Maintenance. Winter temperatures in Chicago can range from the mid-50s and 60s to minus 20 or 30, with or without factoring in the wind chill factor. These rapid temperatures changes are not uncommon and can happen in a matter of hours. Each year, we inadvertently freeze an aircraft potable water system in one or more aircraft. This results in unnecessary aircraft damage to our water systems. In an effort to eliminate the lost revenue due to aircraft being frozen, the below special procedures are established for Chicago Aircraft Maintenance. To view the ORD Cold Weather Procedures, click HERE. GPM Section 14.04 addresses Cabin Heating Schedules on each piece of equipment that AA operates. This section provides guidelines for a cabin heating schedule and proper configuration for each aircraft and should be adhered to strictly. Aircraft Maintenance personnel are responsible for ensuring that this is accomplished on a daily basis. *(Richard Cygan, Station Manager, ORD Line Maintenance)*

TULE: Oh No, the 'O' Drive is Out of Space! – Periodically, the space allocated for the shared drive fills up. There will be no additional space added. We are asking everyone to evaluate what you have stored on the 'O' Drive and clean out the outdated, no longer needed material. This will free up some much needed space. Thank You. *(M&E Communications)*


UT
F
SPACE

TULE PEOPLE: Soon to be Gone, Never to be Forgotten – Come and join us for cake, punch and lemonade on Thursday, February 21, in honor of all PALM employees with February early out retirement dates. Two opportunities to visit with friends and colleagues: 9 a.m. for dayshift and 4 p.m. for afternoon shift. Turbine Building CI Conference room T2F13. See you there. *(PALM leadership)*

DAILY DISPATCH February 20, 2013

Operations News

TULE: Safety is Everyone's Business – Aircraft Overhaul and Modification (AO&M) Safety Meeting – The AO&M safety meeting will be held tomorrow, Thursday, February 21, from 1300 – 1400 in Training Room 1, on the second floor of Hangar 6, west end. The meeting is open to all AO&M supervisors, crew chiefs, shop stewards, self-auditors, safety personnel, and anyone who has an interest in safety. *(Tulsa Base Safety)*


SAFETY
MEETING

TULE: Make Safety a Way of Life – Component Repair and Overhaul (CRO) Safety Meeting – Note Different Location – The CRO Safety Meeting will be held tomorrow, Thursday, February 21, from 1300 – 1400 in the Administration Building, room A1B6. The meeting is open to all CRO managers, supervisors, crew chiefs, shop stewards, self-auditors, safety personnel, and anyone who is interested in participating or has a safety concern. *(Tulsa Base Safety)*


SAFETY
FIRST

TULE: Quest Health Screenings Are Back! – Quest will be here at the Tulsa Base on March 6, and they are bringing their friends from ActiveHealth, the American Heart Association, and more. Come by Training Room A1B6 in the Admin Building from 7:00 a.m. - 4:00 p.m. on Wednesday, March 6, and meet the Healthmatters wellness team, including the newest wellness partner, Fitmatters. Fitmatters provides onsite customized stretching, exercise programs and body mechanics coaching. Meet the team and enter to win a Healthmatters Pre-paid Visa card. Quest screenings begin at 5:00 a.m. to accommodate the midnight shift. **You can sign-up on the day of the event. Space is limited.** If you have questions, please contact Len Bradley at Len.Bradley@aa.com or by phone at (918) 292-1565. *(Healthmatters)*

Our Communities/ERGs

DFW/DWH/TAESL: Free Tax Help – The United Way of Tarrant County along with 2-1-1 Texas and the Catholic Charities of Fort Worth are offering free tax help. With a value of $300, this is a great opportunity to get the help you need to file your 2012 taxes. Your taxes will be filed by an IRS-certified tax preparer. All you will need is your tax information, social security card or ITIN letter, proof of identify (picture id) and a combined household income of $50,000 or less. To take advantage of the offer, simply click on the image and print the coupon. For more information, call 2-1-1, text REFUND to 990000, or visit http://unitedwaytarrant.org/earn.


$300
FREE TAX HELP
$300

TULE: Book Fair to Benefit Troops – The Veteran Military Employee Resource Group (VMERG) Tulsa Chapter 4 is collecting books for a book fair. Proceeds will be used to cover postage for care packages to our troops. A drop box will be located near the north entrance to the Administration Building. Contact Gin x3218, Dorthy x2991 or Deb x2414 for drop locations or questions. *(VMERG)*



Picture This...



MD80 in a snowstorm at TULE

M&E Community & Events Click Here

Click the logo above or links below for Community News & Events

ALL OPS
December 8:-March 3: Black Wings - CR Smith Museum
April 1: Aviation Camp - Register by 4/1 for Best Savings

TULE
February 23-March 2: Theater North Presents Radio Golf
March 6: Quest Health Screening
April 20: 2013 Heart Walk
May 10: McLain High School Investment in Aviation Future

TULE: Ongoing
WIAA: Weight Watchers at Work- Every Friday, Feb-Apr
Community Relations: Ruby Tuesday - Owasso
VMERG: Cell Phones for Soldiers
AAFCU: Vehicle Appraisal Service
Safety: RX Safety Glasses
Corp & Gvt Relations: Need to Finish Your Degree?

DailyDispatch 2 February 20, 2013

AA SYSTEM NEWS___________________

Airline Merger Glitches Inevitable ‘Cost of Doing Business’ – US Airways Group Inc. and AMR Corp. ‘s American Airlines agreed to merge last week, and if all goes according to plan, the companies will begin to integrate systems after transaction is completed later this year. ....history has shown that clearing IT hurdles may be the toughest challenge. Though the majority of integration problems never reach the attention of the media, glitches during migration are inevitable and “part of the cost of doing business,” said Lori Sharp, vice president of Sabre Airline Solutions, the company that manages American’s reservation system.... Ms. Sharp has developed a detailed playbook on how to handle migrations. But Ms. Sharp’s experience has taught her that the vast complexity in moving customer records across reservation systems, which must continue to process thousands of transactions a minute during the transition, means “there is a certain amount of things that are going to go wrong–it’s never picture perfect.” ... (Wall Street Journal, Blog)

American Airlines employees post their merger concerns

– Posts on AMR Corp.’s internal website show that some employees are worried about their jobs and company stability due to the pending merger of American Airlines and US Airways.... American Airlines and US Airways say they plan to merge as early as the third quarter, and that US Airways CEO Doug Parker would run operations for the new American Airlines Group Inc. The two companies employ nearly 120,000 people. Parker said the merger would save the combined companies about $1 billion a year, but he has not detailed exactly what cuts would save so much cash.... Even though merger agreement has been worked out, the two airlines are limited in sorting out details because the deal needs to be cleared by a U.S. Bankruptcy Court in New York, shareholders and federal regulators. In Tulsa, Transport Workers Union 514 President Sam Cirri said there was “cautious optimism” about the merger because it would eventually bring changes to the company.... In response to one of the comments on the American Airlines internal website, Don Langford, vice president of customer service, said it was “too early to be talking and worrying about what may happen 3, 4, 5 years from now.” ... (Tulsa World)

AVIATION INDUSTRY NEWS____________

Analysis: As Parked 787s Multiply, Boeing Cash Drain

Increases – Paine Field Airport, next door to Boeing’s wide-body plant north of Seattle, is getting crowded as 10 new 787 Dreamliners flank the runway, destined for airlines such as Poland’s LOT, Britain’s Thomson Airways and China Southern Airlines. It is a similar story several thousand miles away, outside the company’s North Charleston, South Carolina final assembly building ... the parked airliners are a stark symbol of deepening problems ....Boeing is finding it increasingly difficult to convince Wall Street that its balance sheet is not going to be strained by the crisis. Until the 787 is cleared to fly again, which could be several months, Boeing will be starved of delivery payments but still has to keep producing and maintaining the aircraft it is making. Boeing is being hit on a number of financial fronts, as well as suffering potential damage to its brand image. It is unable to deliver the five 787s being produced per month, missing out on about USD$200 million in final cash payments from customers every month it is grounded, while it has to pay out millions of dollars to clean, maintain and insure the parked planes. The delay may also force Boe-ing to postpone plans to double production by the end of this year.... (Reuters)

Boeing Close To 787 Battery Fix – Source – Boeing has found a way to fix battery problems with its grounded 787 Dreamliner jets which involves increasing the space between cells, a source familiar with the US company’s plans said. “The gaps between cells will be bigger. I think that’s why there was overheating,” said the source, who declined to be identified because the plans are private. The 50 787s in commercial service were grounded worldwide last month after a series of battery-related incidents including a fire on board a parked plane in the United States and an in-flight problem on another jet in Japan. The logical solution for Boeing would be to install ceramic plates between each cell and add a vent to the battery box, Kiyoshi Kanamura, a professor at Tokyo Metropolitan University who has conducted research with several Japa-nese battery makers, told reporters on Tuesday.... (AirWise News)

METRICS______________________

AAMRQ Stock Price: $2.59 (Down $0.22) Jet Fuel: $136.97 (Down: $0.31) Crude Oil: $96.66 (Up: $0.80)

Prices quoted from previous day’s close

AA Performance for Operations on February 19, 2013 –Load

Factor Forecast 75.1% / Actual 75.5%; Departures within 0 Minutes of Scheduled Departure Time (D0): Actual 64%; Arrivals within 14 minutes of Scheduled Arrival Time: Actual 87%. Total Departures: 1865; Total Cancellations: 9 (7-MECH, 2-ATC/ WX). (AA Morning Situation Report)

Aircraft Damage Morning Review – February 19, 2013 –

Damages Recorded in CERS through February 18, 2013 – Aircraft damage: 4-each: 3-Struck By, 1-Non-designated aircraft damage. Aircraft damage month to date (MTD) 59, year to date (YTD) 147. To view the full report, click here: Aircraft Damages

Report. (System Safety & Analysis)

Click Here DD Extra 13.0220

M&E Injuries as of February 19, 2013 – 5-M&E injury reported

(5-M&E) (2-OSHA). Station/Base Reported Injuries: TULE 4-injuries (1-OSHA), TPA 1-injuryY (1-OSHA). Current Injuries by Cause (IOD Category): 1-Striking Against, 1-Struck By, 1-Misc., 1-Striking Against, 1-Inhalation, Absorption, 1-Strain or Overexertion. NOTE: The date an injury is reported through the Corporate Event Reporting System and included in the Employee Injury Daily report may differ from the date the actual injury occurred. For the complete M&E employee injuries report, click here: M&E Daily Employee Injury Summary. (Employee Safety)

M&E Performance for February 19, 2013 – Primary Departure

Delays Greater than 60-minutes (D60) 15.57, Primary Critical Flight Departure Delays greater than: 60-minutes (D60) 3.21; Mechanical Cancellations: 7; Total Delays & Cancellations 59.73 (Benchmark 87.09). Open Minimum Equipment List (MEL) Count 358 (Benchmark 230). (M&E MOC Morning Report)

The Daily Dispatch is not an Authorizing Document

The Daily Dispatch is available online at: http://me.aa.com/communications/Daily.Dispatch

For delivery to your personal email outside of AA, go to: http://me.aa.com/communications/Publications_Request.asp. Contact us at: me.communications@aa.com

TECHNICAL______________________

Use Of Deodorizing Sprays In Cabin/Lavatories -

Please note this clarification regarding use of household air fresheners in the cabin/lavatory. Maintenance and Engineering has advised using non-approved products (e.g., Febreze, Bath and Body Works, Lysol) may create a risk to safety since they may not meet strict aviation flame retardant residue standards. Even air freshening products labeled “natural–botanical” may pose a hazard. Also, some customers may be sensitive to particular fragrances. Kindly refrain from using any non-provisioned deodorizers. We appreciate your efforts, one (6 oz.) container of “Jet Spray” deodorizer is provisioned in the Service Kit. Mildly scented, it does an excellent job of removing odors and meets avia-

tion safety standards. (Pete Zografos, Sr. Analyst Regulatory/Safety Compliance)

M&E Bulletins — Posted Online February 19, 2013:

Q 737-13-2 – M&E Bulletin – Evaluating CFM56-7B Engine Drain Mast Fuel Leaks – New Troubleshooting Procedure.

For full details, an illustrative drawing or picture, and/or a printable copy of the bulletin for posting, please click on the bulletin link or visit your M&E training website at: http:// me.aa.com/training. M&E bulletins are effective for one year from the date of issue, unless superseded by an updated bulletin. For more information, see the contact identified with each bulletin. For training use only. (M&E Training)

Native American Employee Resource Group

Five Interesting Facts About Native Americans

Due to longstanding cultural mythology and the fact that Native Americans constitute one of the smallest racial groups in the United States, misperceptions about indigenous peoples abound. The U.S. Census Bureau has collected data about American Indians that reveal noteworthy trends taking place among this diverse racial group. Almost Half of Native Americans Are Mixed-Race. According to the 2010 census, more than five million Native Americans live in the United States, making up 1.7 percent of the population. While 2.9 million U.S. indigenous peoples identify as solely American Indian or Alaska Native, 2.3 million identified as multiracial. The Native American Population Is Growing. The Native American population rose by 1.1 million, or 26.7 percent, between the 2000 and 2010 Census. That’s much faster than the general population growth of 9.7 percent. By 2050, the Native population is expected to increase by more than three million. Eight Native American Tribes Have at Least 100,000 Members. The country is home to 565 federally-recognized Indian tribes and 334 American Indian reservations. The largest eight tribes range in size from 819,105 to 105,304, with the Cherokee, Navajo, Choctaw, Mexican-American Indians, Chippewa, Sioux, Apache, and Blackfeet topping the list. A Significant Portion of Native Ameri-cans Are Bilingual. The Census Bureau has found that 28 percent of American Indians and Alaska Natives speak a language other than English at home. That’s higher than the U.S. average of 21 percent. Native American Businesses Are Booming. Native American businesses are on the rise. From 2002 to 2007, receipts for such businesses jumped by 28 percent. With 45,629 Native-owned businesses, California leads the nation in indigenous enterprises, followed by Oklahoma and Texas. (About.com, Nadra Kareem Nittle)

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http:// www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

DAILYDISPATCH 4 February 20, 2013